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                                                  Filed by Caldera Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                          Subject Company: Caldera Systems, Inc.
                                                   Commission File No. 000-29911



OPERATOR INTRODUCTION

                              CALDERA SYSTEMS, INC.


                        2001 Q1 EARNINGS CONFERENCE CALL

THIRD PARTY:

         Good Day everyone and welcome to the Caldera Systems Q1, 2001 Earnings Conference Call. At this time, everyone is on "listen only" mode. Later a question and answer session will be opened. Today's call is being recorded. Participating on the call today are Ransom Love, President and Chief Executive Officer, and Robert Bench, Chief Financial Officer. Each of you should have a copy of the press release issued this morning containing our first quarter results of fiscal year 2001, which we will be discussing further in this call. If you do not have a copy, please call Kathy Martens at (801) 765-4999 so that we may send one to you immediately.

         I wish to point out to the participants on today's conference call that the information provided during this call will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our performance is subject to significant risks and uncertainties that could cause our actual results to differ materially from those that may be projected. Some of these risks and uncertainties may be specifically mentioned on this call. These forward-looking statements are made only as of the date of this earnings-release conference call and Caldera Systems undertakes no obligation to update or revise the projections of revenues or earnings or other forward-looking statements whether as a result of new information, future events, or otherwise. Accordingly, you should not place undue reliance on these projections of future revenue and earnings or other forward-looking statements. Potential risks and uncertainties include, without limitation, known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, express or implied by these statements.

         For a full discussion of other risks, please see our Form S-4/A dated February 21, 2001 and our Form 10-K/A dated February 28, 2001, each available on www.freeedgar.com.

         I now turn the call over to Ransom Love, President and Chief Executive Officer.



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RANSOM LOVE:

         I welcome everyone to the Caldera Systems first quarter of fiscal year 2001 call today, and thank you for joining us.

         Our mission statement has been to enable the development, deployment and management of Linux-based solutions for business. We believe the proposed acquisition of the SCO Server and Professional Services Divisions and joint distribution and development agreements between the two companies, will enable us to accelerate Caldera's ability to deliver on this strategy. Although the closing of the transaction has been delayed as we have worked through the regulatory process and restructured some terms of the transaction, we have made significant progress in preparing for the integration of the two companies and the implementation of the global strategy. We would like to give you a brief status of this progress.

         As you may know, two weeks ago, on February 9, we announced an amendment to the agreement to purchase the SCO Server Software and Professional Services Divisions by Caldera Systems. Under the terms of the new agreement, the SCO OpenServer product line will be included as part of the proposed SCO Server Software Division acquisition, giving Caldera complete ownership of SCO's operating system products and intellectual property. For detailed information about this, we direct you to our filings with the S.E.C. on Form S-4.

         As a result of the new agreement, the companies have filed an amended Joint Proxy Statement/Prospectus with the Securities and Exchange Commission. If shareholder approval of the combination is received, we currently anticipate the combination to close during the second calendar quarter of 2001 instead of the previously anticipated first calendar quarter.

         Despite the time it has taken to complete this combination, we are even more enthusiastic about the merits of the strategy. The combination is literally an industry-changing event, vaulting Caldera into a global distribution presence through more than 15,000 partners worldwide with marketing, support, and sales infrastructure in over 80 countries around the world. With the combination, Caldera International will have the largest reseller channel with UNIX/Linux skills in the industry; the largest install base of business customers on the UNIX/Linux platform; and the only Linux company with technology that scales from the thin client to large data center deployments.

         Over the past quarter, we have continued progress on our develop on, deploy on and manage strategy. In the area of develop on, Caldera and SCO have been working on unifying SCO's UNIXWare platform with Linux to enable the business customer to deploy Linux applications. If the combination closes, we will acquire and release the next version of UNIXWare, currently in closed beta, which will allow Linux applications to run on the UNIX kernel enabling applications to scale to 32-way systems on highly available clusters running on high volume hardware. No other operating system platform provider offers this level of scalability, flexibility, and security based on open standards on the Intel hardware architecture. We are targeting this release to be Linux Standard Base compliant. LSB is a standards initiative that is intended to enable developers to write one application and have it run on any flavor of


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Linux that is LSB compliant. The open developer release will be announced at
Cebit next month. We will also soon be announcing the next release of our award winning OpenLinux desktop/workstation Linux product repositioned for developers based on the new Linux 2.4 kernel.

         In the area of deploy on, as already mentioned, if the combination closes and we acquire UNIXware from SCO, we plan to release the next version of UNIXWare. We believe this will give Caldera a significant advantage over any other operating system provider for the next 2-3 years. Even the new native Linux 2.4 kernel cannot achieve the performance and scaleability needed for the data center and back office applications. We believe that unifying UNIX with Linux will enable us to provide a single platform that can meet the requirements of nearly all database and data centers. We also expect to release the next generation of our Linux server platform based on the new 2.4 kernel during the third quarter of 2001. IDC is projecting that the Intel server market will be $1.6 billion by 2004. Linux and UNIX together accounted for 40 percent of the total sales of operating system platforms in 1999. After the combination, we believe Caldera will be the only company, other than Microsoft, that can offer a single development, deployment, and management platform that scales from the thin client up to the data center.

         In furthering our deploy on activities with our currently shipping products, as announced during our last quarter conference call, Caldera Systems recently revealed the immediate availability of its OpenLinux eServer 2.3.1 preloaded on Compaq ProLiant servers. Caldera's updated OpenLinux eServer provides advanced directory service and security features and provides the ability to support new hardware as it becomes available.

         During the past two quarters, Compaq has shipped more Linux servers than any other hardware vendor. The new ProLiant server configurations with pre-installed OpenLinux eServer 2.3.1 provide customers the added convenience of purchasing the server and operating system (OS) from one source as well as providing a single, consolidated service and support license to enable the easy deployment of new Linux servers. These new configurations combine industry-leading ProLiant server design and manageability technologies with Compaq's integration expertise to speed and simplify the deployment of Linux for customers.

         Regarding the platform management initiative, this quarter the company saw the culmination of eighteen months of development work through the launch of our premier management platform, Caldera Volution. This management solution designed specifically for easy Linux systems management was the winner of the "BEST OF SHOW" at LinuxWorld in New York this month. Volution enables administrators to manage literally thousands of systems and all major flavors of Linux through a single browser and without having to individually supervise each network. This reduces the cost of implementing and managing Linux systems, particularly since it is designed to work with all major Linux distributions. Volution will benefit ASPs, ISPs, hosting companies, systems integrators and network administrators -- anyone needing to manage multiple Linux servers and desktops. We believe that Volution will greatly facilitate the management of our existing install base of OpenServer customers. Caldera has over 2 million OpenServer's installed, many in replicated sites. In addition to Linux sites, the

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next release of Volution will also enable the OpenServer replicated sites to be managed, provisioned and secured from a central location.

         We recognized eighteen months ago that the lack of Linux management solutions would be a barrier impeding Linux adoption in enterprises. Administrators have needed a Linux-neutral solution to help them manage constantly changing Open Source software.

         Thus, Caldera Volution is a significant entry into the Linux management space because of its comprehensiveness and Linux neutrality, allowing administrators to manage all systems at a specific location as a discrete unit from anywhere at anytime. It is directory based which provides two major benefits: They give administrators a place to not only store information, but a logical, intuitive, and secure way of managing network resources. The Volution architecture is base on open standards that facilitates the interoperability with leading management systems and directories. We're also shipping Volution in nine additional languages that shows it's ready for deployment in small to large businesses worldwide. Volution was the first product shipped worldwide through both Caldera's and SCO's channels.

         IDC shows the market opportunity for platform management in our space to be $7 billion in 2004, with Linux currently the number two OS platform. We believe Caldera will have a twelve-to-eighteen month lead on providing such a comprehensive offering. As already mentioned, Caldera will also be able to roll this out with our next release of Volution to the impressive installed base of OpenServer customers that is the largest base of UNIX customers in the industry. We believe this is a very economically viable business initiative.

         The suggested list price for Caldera Volution is US $2,995. Volution ships with the Volution software, Novell eDirectory and OpenLDAP, a secure Web server and licenses to manage up to 10 nodes. Additional nodes are sold separately.

         I'll now turn the call over to Bob to discuss in more detail our financial performance.

BOB BENCH:

         Thank you. First quarter revenue for Caldera Systems was $1.1 million, an increase of 90 percent over the same period in the prior fiscal year, and a decrease of 10 percent from the fourth quarter of fiscal 2000.

         Our Business-to-Business product sales are increasing as expected. As we reported last quarter, most of our software revenue in past quarters had been coming from retail sales, and now account for about 12 percent of our sales were retail related. Strategically we are moving to what we believe will be a more economic model of Business to Business including corporate and OEM partnerships and strategic alliances. We foresaw this impacting our revenues for the next several quarters as retail sales drop more rapidly than the ramp up of corporate sales. Corporate sales are growing and we expect corporate and OEM sales to surpass retail sales by the end of the second quarter of fiscal year 2001 returning us to consecutive quarterly revenue growth trend.



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         The net loss for the first quarter was $9.8 million or $(.25) per common share compared to a net loss of $15.5 million or $(0.63) in the same period in the prior fiscal year and a net loss of $6.9 million or $(0.18) per share for the three-month period ended October 31, 2000. This large net loss represents the costs associated with a ramp up of worldwide operations, and a substantial increase in marketing in anticipation of the SCO combination.

         Our balance sheet reflects total cash and marketable securities of $78.6 million, reflecting a favorable position from which to drive growth. We will use approximately $32 million of this total for the SCO Divisions acquisition. The remaining cash of $46 million position will fuel our growth as we absorb the SCO Divisions and introduce the new products the company has been developing during the past two years. We are currently bearing the cost burden of many joint marketing efforts as a stand-alone entity and although the benefits of our efforts may first be felt by the SCO Divisions, the results will ultimately accrue to the Linux operations as well since synergies will mount for the combined group.

           Upon completion of the SCO transaction, we will again address our combined projections.

         Our focused attention on completing the acquisition of the SCO Divisions has impacted and may continue to impact revenues since the magnitude of the transaction itself demands a commensurate proportion of the time and resources of management.

         We will now be happy to answer any questions you may have. Thank you.

                                    * * * * *

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Caldera's, SCO's, and, assuming the acquisition of the SCO Server Software and Professional Services Divisions (the "Acquisition"), is completed, the combined companies' expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Caldera's, SCO's and the combined companies' strategies in the marketplace, their market positions, development of their combined products and their relationships with customers. All forward-looking statements included in this release are based upon information available to Caldera and SCO as of the date of the release, and neither Caldera, SCO nor the combined companies assume any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to 1) the potential disruption of Caldera's and SCO's businesses that might result from employee or customer uncertainty, and lack of focus following announcement of the Acquisition in connection with integrating the operations of Caldera and SCO; 2)product integration risk due to overlapping products and technologies; 3) the possibility that the Acquisition might not be consummated; 4) the effects of the public announcement of the Acquisition on Caldera's and SCO's stock prices, their sales and operating results, their ability to attract and retain key personnel and the progress of certain of their development projects; 5) the risk that the announcement of the amended acquisition agreement could result in decisions by customers to defer purchases of products of Caldera or SCO; 6) the substantial charges to be incurred due to the amended acquisition agreement, primarily in the second and third quarters of the year; 7) the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs; 8) the difficulties of managing geographically dispersed operations; and 9) the risk that other benefits sought to be achieved by the amended acquisition



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agreement will not be achieved. These and other factors are risks associated with Caldera's and SCO's businesses that may affect their operating results and are discussed in SCO's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission ("SEC") on December 18, 2000, Caldera's Annual Report on Form 10-K for the fiscal year ended October 31, 2000 filed with the SEC on January 29, 2001, and Caldera's and SCO's quarterly reports on Form 10-Q filed with the SEC. Additional Information and Where to Find It: The parties urge investors and security holders to review the following documents regarding the acquisition, including amendments that may be made to them, because they contain important information:

Caldera's Registration Statement on SEC Form S-4 and - Caldera's and SCO's Joint Proxy Statement/Prospectus. These documents and amendments to these documents have been or will be filed with the United States Securities and Exchange Committee. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully as they are available. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Caldera, SCO, the acquisition, the persons soliciting proxies relating to the acquisition, their interests in the acquisition, and related matters. Investors and security holders are able to obtain free copies of these documents, as they are available, through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone (801) 765-4999; or from SCO by directing a request through the Investors Relations portion of SCO's Web site at http://www.sco.com or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention:
Investor Relations, telephone (831) 427-7399. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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